Filed by Metavante Technologies, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed under Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: Metavante Technologies, Inc.

Commission File No. 001-33747

This filing relates to a proposed business combination between Fidelity National Information Services, Inc. (“FIS” ) and Metavante Technologies, Inc. (“Metavante”).

Forward Looking Statements

This communication contains statements related to FIS’s and Metavante’s future plans, objectives, performance, events and expectations, including statements about revenue and cost synergies and earnings accretion and, as such, constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to known and unknown events, risks, uncertainties and other factors that, individually or in the aggregate, may cause actual results, performance or achievements of FIS and Metavante to be different from those expressed or implied within this communication. The material risks and uncertainties that could cause actual results to differ materially from current expectations include, without limitation, the following: (i) effect of governmental regulations, including the possibility that there are unexpected delays in obtaining regulatory approvals; (ii) the economy; (iii) competition; (iv) the risk that the merger may fail to achieve beneficial synergies or that it may take longer than expected to do so; (v) the risk of reduction in revenue from the elimination of existing and potential customers due to consolidation in the banking, retail and financial services industries and its impact on the Companies’ customer bases; (vi) failure to adapt to changes in technology or in the marketplace; (vii) the failure to obtain approval of FIS’s and Metavante’s shareholders; (viii) delays associated with integrating the companies, including employees and operations, after the transaction is completed; (ix) actions that may be taken by the competitors, customers and suppliers of FIS or Metavante that may cause the transaction to be delayed or not completed; and (x) other risks detailed from time to time in the Form 10-K and other reports and filings made by FIS and Metavante with the Securities and Exchange Commission (“SEC”) that are available on the SEC’s web site located at http://www.sec.gov, including the sections entitled “Risk Factors” in FIS’s and Metavante’s Form 10-K for the fiscal year ended December 31, 2008. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

Additional Information and Where to Find It

In connection with the proposed transactions, FIS and Metavante will file relevant materials with the SEC, including a registration statement on Form S-4 that will include a joint proxy statement of FIS and Metavante that also constitutes a prospectus of FIS. FIS and Metavante will mail the final joint proxy statement/prospectus to their respective shareholders. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about FIS, Metavante and the proposed transactions.

Investors and security holders may obtain these documents (and any other documents filed by FIS or Metavante with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by FIS may be obtained free of charge by directing such request to: Investor Relations, 601 Riverside Drive, Jacksonville, FL 32204, or from FIS’ Investor Relations page on its corporate website at www.fidelityinfoservices.com. The documents filed with the SEC by Metavante may be obtained free of charge by directing such request to: Investor Relations, 4900 West Brown Deer Road, Milwaukee, WI 53223 or from Metavante’s Investor Relations page on its corporate website at www.Metavante.com.

Participants in the Solicitation

FIS, Metavante and their respective executive officers, directors and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Metavante and FIS in favor of the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the executive officers and directors of FIS and their ownership of FIS common stock is set forth in the proxy statement for FIS’s 2008 Annual Meeting of Shareholders, which was filed with the SEC on April 15, 2008. Information about the executive officers and directors of Metavante and their ownership of Metavante common stock is set forth in the proxy statement for Metavante’s 2008 Annual Meeting of Shareholders, which was filed with the SEC on April 11, 2008.

FIS and Metavante hosted a joint webcast to discuss the transaction on Wednesday, April 1, 2009, at 11:00 a.m. EDT. The following is a transcript of that webcast.

Goldman Sachs

4/1/2009 - 11:00 AM ET

Speaker ID 1

April 1, 2009

11:00 AM ET

Mary Waggoner (moderator):	Good morning, and thank you all for joining today. Today’s slide— First of all, I’d like to welcome everyone joining us here in person and also those of you who are joining us via Webcast or via telephone.

Today’s slide presentation, which was included in today’s earlier 8-K filing, is also available on our Website and on the Metavante Website. Please refer to slide 2 for the forward-looking statements and to slide 3 for additional information about the transaction and where to find it. And we’re not going to read through these slides, but the information is important. So we do encourage you to read them for yourself.

Today’s presenters will include Lee Kennedy, FIS’ CEO and President; Frank Martire, Metavante Chairman and CEO; Mike Hayford, President and COO of Metavante; and George Scanlon, FIS’ Executive Vice President and CFO.

And now it is my pleasure to introduce Lee Kennedy.

Lee Kennedy:	Thank you very much, Mary. Good morning to everybody. I really appreciate you coming to this meeting on short notice. I know it was not an easy thing to do, and it’s very much appreciated.

The agenda today is really a very comprehensive overview of the transaction itself. We’re going to start with the basic transaction - how it operates and what the mechanics are. I’ll cover that. Frank Martire will follow me and talk a little bit about the market considerations and how we think this transaction will deliver real good, strong value not only to our customer base, our employees, but, most importantly, the shareholders that are owners of our corporations. Following Frank on the financial side will be Mike Hayford and George Scanlon. And I’ll talk about the accretion with this transaction and what it means on a financial basis to those that are invested and, hopefully, provide information that will attract new investors into our organization and our stock.

The transaction itself is really a direct result of a long period of time where both companies have spent analyzing the market in general - not only where it is currently but also where we believe the market eventually would evolve to. And, through those studies, we concluded a couple things with both organizations. I’ll add that both of these studies were done on a very independent basis.

Goldman Sachs

4/1/2009 - 11:00 AM ET

Speaker ID 1

The things that we concluded were that the companies that would really be successful and thrive into the future were the companies that had a wide range of product capability. And you’ll see in a few minutes, in putting together this transaction and putting together these two great companies, I think, we’ve accomplished that in a major way.

Also, in addition to it, we also determined that in order to successfully compete, it was all going to be about scale in the not-so-distant future. Banks are under a tremendous amount of pressure to reduce costs and become more efficient, and, if you’re not— If you don’t have scale, if you don’t have product breadth, if you don’t serve multiple markets, we believe, long term, you’re not going to be strong competitively. So this transaction also goes a long way, I think, in accomplishing that.

On the product side, simply put, the industry’s most comprehensive range of products and services available in today’s marketplace, all the way from core processing capabilities to a wide range of payment capabilities and also, in the not-so-distant future, to an enhanced product capability surrounding risk management services, which I’ve said repeatedly over the last several months I think is going to become a real priority for the banks that we serve, especially when they start to come out of the problems that they faced over the last year or so. So risk management capabilities can become a critical area. It’s going to be a high-growth area. And I think, if anything, the combination of the products of both sides of the organization from the two companies really go a long way in creating that.

One other thing to note— Both companies are really combining from their position and strength. For those of you that have followed both companies over the last couple years or year or so, in Metavante’s case, will notice very clearly that we’ve been among, if not, the fastest growing organizations of our type in the industry. We’ve all made our numbers. We haven’t missed a number. We haven’t missed a quarter. The growth rates are far ahead of what generally is produced by our peers. So we’re not doing this from a point or a stand of weakness; we’re doing it from a position of strength. And I think that’s a very, very important thing. The two companies together actually, I think, proactively almost preempt the market in terms of adding capability and strength and get ahead of the market in accomplishing that through this combination.

The industry leader. We’re an industry leader today. But I think when you see the rollup of the product capabilities, the diversity of product capabilities, the management strength that we’ve put in place, and the scales and volumes, I think, when you look into the future, this really ups the bar for the combined organization. It gives us a real opportunity to really grow this on an accelerated basis and to produce really strong, tangible value for the customers that we serve and also for the shareholders that support us every single day. So growth prospects we think are enhanced.

We think it generates, obviously, substantial synergies. There’s an awful lot of costs that can come out between the two organizations. If you line up our products side by side, you’ll see a striking similarity between the various product lines. And when you put them together, there’s costs that we can remove as a result of combining infrastructures and combining product capabilities and development staffs and operating organizations. So big cost synergies, and we’ll talk specifically about those as we go through the presentation and what that means to accretion of the combined organization and also for the capabilities of the company as we move into the future.

Margin expansion is an absolute given. That’s one of the high priorities that we have in both organizations. And I think if you look at our numbers over the last couple years, you’ll see a couple things that are very similar between Metavante and also between FIS, and that is good, strong margin expansion and accelerating margin expansion. And this will go a long way in potentially even increasing that and making us stronger on that side of the fence.

Goldman Sachs

4/1/2009 - 11:00 AM ET

Speaker ID 1

The flexibility it will have with the combined organization will be much, much stronger and much, much better than currently exists. It will be a $5-billion revenue organization. It will be an organization that operates in 90 countries throughout the world. It will be an organization, when you see the financial side of this, that actually has a stronger balance sheet as a result of this combination than they had on a separate basis. So all that adds to financial flexibility and flexibility to grow the business on an accelerated basis as we move into the outer years.

It’s accretive to cash earnings in a relatively short period of time, and that was one of the objectives that we had in this combination - to make sure that we weren’t waiting forever to pay back our shareholders as a result of any type of combination that we looked at.

So significant value on the horizon. The largest company of its type in the world, better positioned for the competition down the road. And I think, with this combination, we’ve actually achieved and met all the objectives that we outlined before we even embarked on this project.

The transaction overview. This is really kind of— I know it’s very, very tough to read, so I’ll try and step through it, and I’ll put my glasses on. This is the important piece, so we’re going to step you through it point by point to make sure that everyone clearly understands.

The exchange ratio is 1.35. It represents a 23.9% premium to Metavante’s closing price as of March 30, 2009. FIS will issue 162 million shares to Metavante’s shareholders. Simultaneous equity investments by the affiliates of Thomas H. Lee Partners, L.P. and Fidelity National Financial will result in the issuance of approximately 16 million shares for aggregate proceeds of $250 million. At closing, FIS will have approximately 374 million fully diluted shares outstanding; the current FIS shareholders to own approximately 52% of the combined company and the current Metavante shareholders owning 44% and the new equity investors owning approximately 4%.

The transaction value is $4.4 billion, excluding existing Metavante debt of $1.7 billion. The Metavante lenders have agreed to waive their change of control provisions, so we’re clean and free and clear there.

Warburg Pincus, 25% owner of existing Metavante, has entered into a voting agreement to vote in favor of the transaction, and we think that’s a very significant event. That adds a lot of credibility to what they think of this combination and what type of value that they think it’s going to generate into the future.

As far as the shareholder vote, Q2 2009 for both companies - for both FIS and Metavante. Expect a closing date Q3 2009, subject to regulatory approvals and approval of FIS and Metavante shareholders. So this has to go, obviously, up for shareholder vote.

Governance. You’ll see a nice blend in a few minutes of the two organizations, not only on the management side, but I also think it’s important to note, also on the board of directors side. So we’ve combined the strength of both organizations with director count from FIS being six and three from Metavante. So good, strong balance and good representation from both parties.

Goldman Sachs

4/1/2009 - 11:00 AM ET

Speaker ID 1

Obviously, the company will be named Fidelity National Information Service. It will be headquartered in Jacksonville, Florida.

So that’s on slide 8.

On slide 9, just some sum reviews of the transaction highlights and what this means. I’ve talked about the industry-leading position. I think, again, it’s ahead of the competition. I think it goes a long way in preempting what is likely to happen in this industry space, and that’s consolidation. We’ve watched it happen over the last several years. It’s accelerated over the last three years. And there’s no way of avoiding it because, as banks consolidate, they’re going to demand more product capability, more integrated capability, lower price points, and more flexibility. And this transaction certainly goes into that direction.

So, $5 billion in combined revenue; about $1.3 billion in adjusted EBITDA, before synergies; $260 million in annual cost synergies. You’ll see in a minute on how we expect to achieve that. This is a very important, critical piece of this transaction. And there’s one thing, I think, you can feel pretty comfortable with. If you look at the history of not only FIS but Metavante, when we’ve committed to take out costs with acquisitions, we’ve achieved or beat those cost projections every single time that we’ve attempted to do it, and we haven’t missed any. This is no different in this case. In fact, you’ll see in a minute, that we probably have even more of an emphasis, if that’s possible, on taking out these costs through the management involved that you’ll see in a minute that we have in place.

We think we’re better positioned with this transaction to achieve the upper end of our long-term guidance range, which currently sits at 6% to 9%. Once the markets start to stabilize and it comes back, we think, through this combination, we’ll be positioned on the higher end and not the mid-range end. So it’s going to add something which we think will be very significant. Some of the financial numbers you’ll see in a moment don’t incorporate that potential uplift. We showed you the cost take-out but not significant synergies or value that’s created from revenue lift.

Accretive to adjusted EPS in 2010, so a relatively short horizon making this payback to the shareholders on an accretive basis.

And, also, I think one of the things that’s often overlooked in a combination of this type is the management team in general. I think when you see the management team, if you look on page 10, without question, I think it’s unmatched in the history, starting with the board level.

If you look at the left-hand side of the chart, seasoned, experienced board members that have been with both companies for an extended period of time, starting with Bill Foley, who’s been the Chairman of FIS since the inception of FIS, and all the way down to some of the newer members that will join this organization board from Metavante, including James Neary, including Stephan James, and including Frank Martire— good, strong additions that understand the industry very, very well and understand how to operate these businesses. So I think the comfort level— You can be assured and comfortable that the board that we have in place will look out every single day for your best interests and execute this business in the best way possible.

On the management executive leadership side, also very, very strong. And I’d match this organization and team with just about anything that’s out in the industry. It’s really a blend of both organizations and the best talent from both, starting with Frank, who’ll be

Goldman Sachs

4/1/2009 - 11:00 AM ET

Speaker ID 1

President and CEO. I will step over, by the way, to the Executive Vice Chairman role. My primary responsibility will be to make sure that we get the cost synergies out of this transaction and make sure that it’s integrated properly. I’ll work with Bill Foley directly on that. And, in addition to that, George Scanlon, who’s the current CFO of FIS will also have the financial responsibility to make sure this transaction works the right way and the costs come out on schedule and they’re reported properly.

So when you look at the organization in general, along with Frank and his entire team, Gary Norcross, and everyone involved, we have an enormous amount of effort and enormous management resources that we placed on this. And I think that should give you comfort on how important we think the synergy takeout is and how critical it is to this transaction. So we’re comfortable we’ve got that.

We spent a lot of time between the two organizations to date outlining how we’re going to get those synergies out and where they’re going to come from. And we’re very confident that they’re achievable, and they will be achievable according to the timeframe that we actually lay out.

Gary Norcross, Chief Operating Officer— This is a great role for Gary. For those of you that don’t know Gary, we promoted Gary about a year or so ago or a year and a half ago in FIS. He took over responsibility for all of our operations on a worldwide basis. He’s been with us a significant period of time. He’s done a great job in operating the businesses on a day-in and day-out basis. So Gary adds a lot of depth to the new, combined organization.

Mike Hayford is CFO of the new organization. Mike was previously President and Chief Operating Officer of Metavante. So Mike brings the business side into the equation through the financial CFO office that I think is going to help us quite a bit in running this business on a day-to-day basis.

The transaction rationale. We’re going to go through each and every one of these bullet points. But, if we had to summarize why we think this transaction is good for our shareholders and good for our company and customers, it’s all centered around the five or six bullet points that you see on page 11.

First of all, we think it’s the right strategy at the right time. We know that consolidation is going to take place. We know that product capability is going to be absolutely critical. We know that integrated product capability, where you take your ancillary products and integrate them into your core processing systems is also going to be critical. The way banks buy services in the future are going to change radically from the way they bought them in the past. They’re going to outsource more. And, if anything, this transaction, in putting together at this point in time, gets ahead of the market and allows us to put the framework in place for when the banks come out of the troubles that they’re experiencing. We’ll be up and running with a new organization, properly integrated. It will be able to capitalize on the advantages that take place at that point in time. So we think really strong benefit, especially with the timing that we’re looking at.

Also, one point I’ll make. Both organizations haven’t done a major transaction for well over a year. The last one that FIS did was eFunds, and we pretty much have that integrated. It came in on time, on schedule. The businesses that we committed that we would make grow again are growing. The acquisition has worked out very well for us. And we’re just about ready to phase that out and close out that book because it’s properly put in place. So the resources, the dedication, the time, the wherewithal to integrate an acquisition of this type, I think, is on the table and available in a pretty major way.

Goldman Sachs

4/1/2009 - 11:00 AM ET

Speaker ID 1

So a good time, and we believe absolutely the right strategy.

The combined products and services will drive stronger long-term growth.

The complementary customer bases. I’ll touch on that very quickly. We’re not going to be focusing on just one segment of the market. When we look at growth opportunities going forward, I wouldn’t want to find myself in a position of being concentrated or having the capability to serve only one segment, because those segments change from time to time. And I think what’s really necessary to grow into the future is to have a balance of markets served. The intriguing thing and attractive thing that we saw in Metavante is that they really served the same customer segments that FIS served. They not only served community institutions but also mid-size, mid-tier institutions. They also had good, strong penetration into the tier-one institutions in this country. They also have an international footprint.

So when we lined up the markets side by side and the products side by side and the capabilities side by side, there was a great lineup and a great match. And we think that translates into stronger growth potential as you move into the outer years. So good, strong market capability and good, strong matches on products and services.

Also, the global reach was important. They actually operate or sold products into over 20 countries throughout the world. And the new, combined organization will actually have over 25 operating centers internationally serving over 90 countries. And that will make this the largest of its type. We’ll have the broadest geographical reach in the whole industry, and that’s barring anybody. So good, strong reach, which we think is important.

Also, the significant synergies that will drive the earnings accretion. We’ll have a detailed breakdown on each and every one of these points.

And the additional scale that we’ll actually have through or generate through this transaction, which we think is important long term.

The right strategy/right time. I’ll talk a little bit about what’s happening to the industry and the evolution of the industry because I think this is important to really understand where the institutions are going, because we want to make sure that we’re following them or ahead of them to make sure we can properly serve their needs.

The whole ball game with financial institutions has changed very radically over the last two years. If you kind of want to go back a few years and take a look at how institutions purchased their products, it was kind of a simple set of mechanics. They looked out into the industry, they picked out the best service provider, they picked out the best of breed, and that’s who they contracted with. Then they took those capabilities in house and, through their own development teams, they integrated those capabilities, so they could deliver their services back on a more seamless basis to the customers that they served. So that was where it was.

Where it is now is very, very different. And where it’s going to be in the future is going to be even more different. Banks are no longer opting to use a purchase criteria best of breed only. And the reason they’re not doing that is they can’t afford to integrate the products once they’re put in place.

Goldman Sachs

4/1/2009 - 11:00 AM ET

Speaker ID 1

What we’re seeing is a growing trend for a financial institution to get back to basics. And the basics that made them profitable and great at one time were all centered around their ability to manage risk properly, to cut their losses, to control the quality of credit. And, if anything, through this crisis, we’ve seen a complete migration back to those basics. The days of developing in-house systems and days of developing in-house capabilities are waning. In fact, I’d say this. There’s probably more outsourcing going on today or bids going out and have gone out in the last 12 months than we’ve seen collectively in the last four or five years, because, if they can find a cheaper, easier, more efficient way to produce their products and deliver those products ultimately back to their customer base, that’s exactly where they’re going.

And that’s exactly how we’re positioned. This combination puts us in a great position to capitalize on that because we’ll have seamless products that will be integrated. The delivery will be less expensive. It will cut the institutions’ costs. And more importantly— equally as important, it will provide a higher level of service to the customers that they serve because it’s a very competitive environment. So that’s what’s happening with client drivers today. That’s what we’re facing. And the trends, if anything, are not stagnant; they’re accelerating.

As we look into the future, there’s a couple things that I want to kind of highlight that I think are going to be necessary for any business to effectively compete in the future, especially in the bank technology sector.

Companies that enter or compete in that sector are going to have to have integrated capability. The days of delivering single product capability back to a bank and letting them integrate it and then not, for the bank, being able to deliver that back to the consumer so they can access all their relationships on a seamless basis and, even more importantly, so that banks can use the data from all the relationships to effectively better manage risk are over. They are completely over.

And a lot of the effort that we’ve put in place in system capability over the last 12 months, which is translated into both companies, being among the fastest-growing in the industry, is all centered around taking our ancillary products, putting them into our core systems or anchor products, and delivering those products back on a much more cost-effective, seamless basis. One terminal system, one network, integrated data, more efficient to use, and more cost effective for the bank. That’s what’s going to happen in the future, and, if anything, this transaction, I believe, improves our capabilities in a large way in being able to do that. So lower cost, more efficient delivery, global capabilities.

I think it’s safe to say that, as we move into the future, if you don’t have global capabilities, you’re not going to be able to serve some of the surviving institutions that are likely to surface over the next few years because they want integrated systems. They want single-source systems. And they want to be able to match those systems and operate those systems, regardless of the geography that they occupy. So that’s also, I think, become a very big requirement and will become even more so as we move into the outer years.

So, overall, better positioned against our competitors, stronger company, and better aligned and matched up with the banks’ needs that obviously are very, very important to us.

Goldman Sachs

4/1/2009 - 11:00 AM ET

Speaker ID 1

(Inaudible) is an overview of FIS, before I turn it over to Frank, and also Metavante. Both companies have a long history and a long tenure. 40 years on each side of the fence, so a long time occupying market leadership positions on a very, very consistent basis.

About 1,400 core processing customers with FIS. If you add in Metavante, and this is one of the real benefits of this transaction, an additional 850 customers come into play. Now, what does that mean? It means simply this. It means that when we view and we categorize the sources of our new revenue growth, most of it— over 70% of it comes from cross-selling additional products into our existing base. This gives us a longer runway, a bigger footprint. We’re still very underpenetrated. We have fewer than ten products per customer, when our combined, new product arsenal is going to be well over 60. So it gives us more runway in terms of customers to sell to, and it gives us more product capability to sell into that customer base. So we think that’s a big lift, and that represents very strong potential for the new, combined organization.

As far as debit capability, you’ll see in a few slides back what it really means in terms of the competitiveness that we have in the debit industry. We’re taking, literally, 164 million credit and debit cards, and we’re adding to it another 80 million or so. So we jump from a relatively small, mid-tier player to one of the largest ones in the industry. And with that comes scale advantages, competitive advantages, and we’re just better positioned overall.

I talked a little bit about already the global reach that we had between the two organizations.

The scale is pretty evident - $3.4 billion in revenue with FIS added to $1.7 billion that comes over from Metavante, so over $5 billion in revenue.

And when you look at the adjusted EBITDA, there is a huge lift in EBITDA. And, obviously, that translates into cash, and it translates into a lot of flexibility down the road and better positions us.

14,000 financial institutions in over 90 countries and approximately 8,000 relationships through financial institutions on the Metavante side. So that adds up to be a very compelling, very strong proposition for us on a going-forward basis.

And, with that, I’ll now turn it over to Frank Martire, who’s going to handle some of the details and the benefits. Thank you.

Frank Martire:	Thank you, Lee. I appreciate it. And good morning. As Lee said, thank you for joining us on some very short notice.

So this is a very exciting time for us. It’s something we felt was necessary strategically in our long-term growth for both companies. And so we brought something together that we believe will have long-term value to our clients, to our employees, and, clearly, to our shareholders.

I’m going to start with the management team, and I’ll tell you why. It’s all about the employees to me. It’s all about the leadership. It’s about our clients. If they come together, the business works, the clients are satisfied, you win. That is how you win.

So I’d like to start by saying the culture. If you look at the culture again of Fidelity and of Metavante, it’s commitment to clients and commitment to employees. It starts and ends there. We have that. All we’re going to do now is continue to build on that.

Goldman Sachs

4/1/2009 - 11:00 AM ET

Speaker ID 1

I’m going to spend a moment on each individual, if I may. Myself? This is all I know. This is what I do. It’s what I’ve done my whole career. I love it. I love doing it. I have a passion for it. I’ll continue to have a passion for it. I would not want to be anyplace else. I’d like to thank Bill Foley and the entire board for the confidence they have in me to be the CEO of the new, combined company. I cherish the opportunity. I’m humbled by it. I’m very confident that we can do a tremendous job.

On some of the other individuals, you know, if you’re going to have a chief operating officer, they need to know the business, and they need to have lived the business. And that’s Gary Norcross. You ask him about his background - ALLTEL, Systematics. This is what he’s done. This is what he knows. He knows it inside out. He doesn’t have to learn about it; he knows it. He knows how to treat clients. He knows how to treat employees. He knows how to build teams. That’s what you need as a chief operating officer.

Mike Hayford was the CFO at Metavante, and now he’s chief operating officer— president and chief operating officer. Mike spent his career in development, client management, operations, CFO. He knows the business.

It’s a great team they will make together.

Frank Sanchez, who was here this morning but decided to leave just to go visit a client. Not bad. He did the right thing. But he’s visiting a client right now. But you look at strategic development. You look at our products going forward, one year, three years, or five years from now, and be well positioned for our clients. That’s what Frank does for this company.

And George Scanlon? Lee talked about it - the integration and how key the integration is. His knowledge, his background, his experience, the treasury functions he’s doing, the financial analysis piece of it, the IR. George will add so much value to this company going forward.

This management team, clearly, is the best in the industry. It sounds biased. Maybe; maybe not. Maybe it’s really reality, because we think it is. Together, one and one will equal much more than two.

Strong financial performance. So Lee talked about it, so I’m going to do some of these charts briefly. But the reality is it’s been strong financial performance. Look at Fidelity. Look at that performance. Look at the growth of 17% in the margins and the nice balance - the financial solutions, the payment balance of 44%, and the international piece - a large piece for Fidelity, which we obviously don’t have in Metavante. But a nice balance there. Great growth, great company, great reputation, strong financial performance.

And we can say the same about Metavante, with the exception of very low international business, but that’s what we gain with the combination. A strong, large payment business that’s growing and the financial servicing.

Fidelity had 17% growth over the last three years and Metavante 7%. If you look at the last five years for Metavante, it’s been 14%. So, combined, two strong companies.

I’m not going through all of these. Here’s the point I’d like to make on the products and services. You have to be a leader. You have to have scale. You have to have size. And the other thing you have to have is a lot of products. There’s no just one or two products you want to have for your clients. That doesn’t work. They’re looking for integrated product solutions - depth and breadth of products. That’s what we have here. That’s what we’ve done and taken a leadership position.

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And then you look at it here and you compare us to our major competitors. I think when you look at this chart, though, you have to be careful and say it’s not just the competitors, the Jack Henry and the Fiserv. But we have First Data and Total Systems in the payment side. But you also have to be conscious and aware of the future - the IBMs, the Oracles, the HP, and others. They could be major competitors of ours. Are we going to be positioned? You bet we are now. Would it have been more difficult alone? Yeah, it would have been a lot more difficult. But now we’re there.

And then you look at the mix of revenue and we’re combined. We got the small banks, the community banks, the midsized banks, the large banks— a very nice combination overall. And then you have the payment capabilities, the core capabilities, the international growth that we have now on the international side— just a very nice balance. And then the part that makes me feel real good and sleep a little bit better at night is 86% recurring revenue. That is very helpful to us. So we have a nice balance across the whole organization. And we serve the entire marketplace. We’re premiere products across the company.

And then the global reach. So, we talked about that a little bit, but we clearly have a large global reach, almost all because of Fidelity. We’re very, very significant in size - $800 million. And, as you see, it’s across the globe - Latin America, South America, Asia, Europe, Middle East, Africa— a nice balance across the globe, not just core products but payment products— over 10,000 employees, 27 countries that we have sites at, 90 countries that we do business in. Lee talked about it a little bit. This is a significant business, a significant growth opportunity for us.

Now we’ll take a moment and talk about— Lee referenced it— how important cross-sales are. I got to tell you, they are the most important. You have clients, you build loyalty. Once you build the loyalty, the clients want to do more business with you. You have to build a respect or loyalty. Once you have it, they want to grow with you. But then what do you need? You need integrated products that work and you need to have a lot of them because they’re looking for a lot of different capabilities. And that’s what we have here, but we have a core client base now of 2,250 core clients doing their full account processing with us.

A couple examples, if I may— So we have eBanking and bill payment that Metavante has a large presence in and Fidelity has some. And we’re saying - You know what? One of the major cross sales for Metavante has been bill payment, bill presentment, bill payment. Look at the opportunity we have combined now and look at the opportunity with the Fidelity core base. Want another one? How about the loyalty program that Fidelity has— tremendous loyalty program. That is so key to clients today. At the end of the day I could go over all the capabilities here, but here’s the key point. Our clients have to retain their customers. They retain them with these type of loyalty programs. It’s very crucial to them. Imagine the opportunity we now have introducing these loyalty programs to the Metavante base.

And then, finally, we have our capabilities with our networks - our NYCE network, our Endpoint exchange network for image exchange. We have the rails now we could use— we could use as a combined company for all the banks in the United States and maybe offshore too. We have all these capabilities now. And we can both, combined, take advantage of it.

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4/1/2009 - 11:00 AM ET

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So why’d I take the time to give you three examples? Because how crucial and important it is to our growth. But it’s most important to say clients don’t buy from you just because you have these products; they buy because they’re premiere products and they add value for them. And they’re totally integrated. We are positioned as one now who have those capabilities. We do not have to build those capabilities; we have those capabilities today and we can just build from that.

So with that, I’m going to turn it over to Metavante’s President and COO, Mike Hayford. Thank you.

Mike Hayford:	Turning to page 26. As you can see from the chart, the synergies in this transaction’s combination are significant. And I’m going to spend a little bit of time just describing the synergies and how the joint teams came up with the plan synergies and then where we’re going to get those.

The key thing here is by the end of the first full year - so 2010 - we expect the transaction to be accretive on a cash EPS basis. So we have a total of $260 million of synergies we expect to take approximately 24 months to get. But by the end of next year, 2010, we’ll be accretive on a cash EPS basis. Where are we going to get those? In some of the traditional places. And I’ll go through a little more detail on the next page— but infrastructure consolidation, product portfolio, as Lee and Frank have talked about.

We have a number of common products and then we have a number of complementary products. And in some of those common products, obviously we have the opportunity to pull some cost savings out. Individually, we have some future plans on investments in same products, effectively, that we don’t need to both do. So we’ll pick a product and go forward with the single investment— obviously overhead functions and then the opportunity as a $5-billion company to go back to our providers and our suppliers and provide some real leverage and drive some savings there.

On the revenue side— One of the key things on the revenue side is when we go to market individually today - Metavante and Fidelity - we have the exact same approach. We go as an integrated sales model. We go as a relationship model. So we have embedded relationship reps at all those clients that Frank talked about. And that’s how you get the cross sales. You get those because you have that relationship. So both entities will have the ability to take the products— the chart that Frank went through - selling bill pay into Fidelity sets, selling (inaudible) products in the Metavante set. And it’s that relationship that allows you to do that.

On the selling side, unlike some of the other participants in the marketplace, we’re not going to go out— We don’t have two sales people arrive at the door and compete at the same client. We’ll have an integrated model. We’ll put the two models together, but at the same approach we’ve both been pursuing. We’ll go to that customer with the best products in the industry. We’ll go to them with expertise and knowledge to help them drive their business. And we’ll go with a unified face in the marketplace.

Some of the cross— I won’t get into detail. Frank kind of covered this. But we actually spent a fair amount of time, both on the cost synergies, as well as on the revenue side. Where do we think we can leverage each other’s relationships, reaching the sales channel in products that we can pull in on the payment side and then, of course, (inaudible) side? We’ve both been in the business long enough. As we went through this exact same view that I had from our perspective— We don’t want to take core clients that angers our relationships and put those up for grabs in the market. So those core clients, those core

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platforms— We are not going to consolidate. We’re not going to push people off of there. We’ll continue to migrate them, invest, and go into the future. So it’s those surrounding products that we’re going to have great opportunity to get some synergies and, also, get that up-sale lift. Products that one party has can sell into their one core and vice-a-versa— the other way around.

In terms of lift, an expectation of about 2% organic growth— And what we expect it will do is help solidify the high end of our long-term organic growth outlook. George is going to go through this later— give our financial outlook for the future— 6% to 9% organic growth. As Lee started off, last year, collectively, the two of us tapped (ph) into the market in terms of organic growth in our business. And, collectively, we think we’ll continue to be not only at the high end, but we’ll get a little lift on our revenue synergies.

And then kind of the bottom left-hand side— probably the most important thing from shareholder perspective— $1.7 billion accretive value of $260 million of synergy times a 6.4 EBITDA ratio that we’re running at today— so a tremendous amount of shareholder value.

Where do we get the synergies? I’ll start with— We probably have spent more time together as two organizations putting this thing together just through the challenges of the capital market. And the great thing about that is we did get to spend the time with the management teams. Not only do we have synergies outlined through a series of meetings, but we also have the layers below Gary, in terms of who’s going to operate the business, already identified. So we’ll be rolling that out in the future weeks. But we know when we hit the ground who’s going to be sitting in the chairs executing on synergies from the cost side and who’s going to be driving the revenues.

So four areas we mapped out the synergies payment side— expecting $85 million that’s going to come through some rationalization. We both have the same mix of products in some areas. We both have debit platforms. We both have prepaid debit platforms. And we’ll look at where we can combine and drive cost out of those areas. In the core side, as I mentioned before, our expectation is not to cut cores and consolidated core platforms, but it is to take the surrounding products and look at where we can bring some synergies together, where we combine those products. And we have some initiatives individually, some product technology that’s (inaudible). We think we can combine that in pretty short order and go forward.

IT operations facilities, data centers— some rationalization there as (inaudible) the vendor lift. And then the corporate side— obviously some savings we’ll get out of redundant corporate functions. On the bottom half, we just showed some of the historic transactions. Lee referenced this before to some of the deals that both Fidelity has done with eFunds, Certegy, Intercept, and Aurum and then the NYCE acquisition at Metavante. And then as we looked at the history, what we expected to save each organization and what we attained— Each side exceeded their expected savings. And as we got together into the cost synergies, it gave us a lot of comfort that we have teams that know how to go do this. So mapping it out— not only putting the plans in place, but, respectively, we have organizations that know how to go out and get the synergies.

Just kind of a simple accretion analysis— so $250 million of synergies. The numbers we’re using here— So 2009 adjusted net earnings— That’s just a guidance that we’ve given the Street - the adjusted EPS— the guidance that each organization has put on the Street, respectively, for 2009. So, for example, on the EPS we took the midpoints - $1.63 for Fidelity, $1.62 Metavante. You can see the share counts there. So then you ripple in transaction adjustments.

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On the adjusted net earnings, $1.61, that’s primarily the net tax adjusted affect of the synergies, plus there’s a little bit of increased interest in there. You can just do the math and add that together on the adjusted earnings for ‘09. You can see the share count. The share count is the 1.35 (ph) exchange premium for Metavante, which is a chunk of that. And then there’s 11 million shares issued to TH Lee and FNF (ph) coming in and providing some more equity. So you put that together— Assuming full $260 million of synergies, instantly accretive $1.80, or 11%. So you can see the power of the combination and clearly illustrated on an EPS basis what that synergy number does for the two companies combined.

So just to kind of summarize the benefits— And these are all kind of points that Lee, Frank, and myself have covered. But greater scale cost synergies— I’m sure Gary can tell you the same thing (inaudible) market today. We signed a long-term contract. So we have our clients signed up for five to seven years. All the core guys are mostly seven years, and the payment transaction contracts are five. Long-term contracts— So when it’s time for those contracts to come up, our clients are looking for cost efficiencies. That’s our business. So the ability to combine, drive those cost synergies, drive that scale is very important. Lee said to do that in a position of strength and get ahead of the market, rather than do it in the position of weakness allows us to get position today but, more importantly, to be the lead player in the future.

Combined product coverage— You kind of saw Frank walk through the products, the synergies we have. We go to market; we’ll have the most complete set of markets out there. We go into a client’s— The other key thing is then you’ll get new names, new clients, and then cross selling our product sets. The way you get new clients is you have to demonstrate you have the products to do that. And we absolutely believe we have the product set.

Complementary customer base— very straight forward. Every client relationship that we have we’re going to bring the Fidelity products in and cross sell and vice-a-versa. Every client relationship that Fidelity has we’re going to take Metavante products and cross sell. We think that’s going to be a great opportunity right out of the shoot.

The global reach of Fidelity has done a tremendous job of getting a global - South America, EU, Asia— We’ve got a little bit of global reach, but we’re very excited about using that reach they have and taking and driving some of those products going forward.

Value creation— I don’t have to say much more. You saw the numbers. It’s accretive at the end of 2010 on a cash EPS. If you look at the full value of synergies, it’s 11% impact.

And then the management team— Lee and Frank both spent a lot of time on the management team. Again, we spent enough time in this. We spent enough time bonding, working through the synergies, working through the organization. And the key thing in the management team, which obviously we’re going to sail the right accolades of ourselves— But you got to have the team to go out and execute the synergies, get the integration, get the $260 million out. And, again, not only do we have the team ready to go, but we’ve got people in those slots who have done this before. You have to have the team to go out and win in the market, build the products, provide the long-term value. We believe we have that.

And then, lastly, we believe we have the experience and the depth to have capacity to go forward in the future. So we think that team is by far positioned to drive value today and position for the future.

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I’m going to turn it over to George. And George will go through some of the financial detail.

George Scanlon:	I’m on slide 31 for the benefit of those listening in. You’ve heard the story and all the positive attributes about it. If we look a little bit at the history of both companies, I think we’ve seen a successful track record of delivering to expectations and, in many cases, exceeding those. What we’ve done on this slide for the critical financial metrics that we’ll measure our success by is take the guidance that we’ve provided for 2009 and then layer in the synergies that we’re expecting.

You can see on the revenue side, we’re both looking at modest growth in 2009. It’s obviously a particularly challenging environment. But relative to a three-year CAGR, you can see that the combined company will grow 9%— really the strongest in the industry. Free cash flow is even stronger. When we layer in the full benefit of the synergies and we simply take in the $260 million here— Tax affected that using a 36% rate— you can see that we’re about $750 million in free cash flow. And that free cash flow gives us the opportunity to continue to invest in the company, delever and strengthen the balance sheet, buy shares back to help accretion, and, obviously, have flexibility for further growth through acquisition.

If you look at the EBITDA side, margins will expand through the benefit of the combined organizations. You can see that on a pro forma basis for 2009, the combined companies will generate $1.7 billion in EBITDA. So it’s a very strong story, very strong financial performance in the outlook.

Just some of the assumptions for your modeling purposes— We’re going as fast as we can, but, realistically, expect the transaction to close in the third quarter. We expect the proxy to be out in the next couple of weeks give or take, but we’re getting the process going along with the anti-trust review.

Cumulative cost synergies— Mike touched on this in detail, but the teams have worked together. I would consider these aggressive but attainable targets. And our desire is to get synergy process undergoing immediately upon closing so we can fully realize the expected benefits over that first 18-month period. It’s critical that we get this integration done right and, obviously, enhance the financial performance as a result, which will then further give us the opportunity to focus on the revenue synergies. So you can see that the first 18 months we would expect about $210 million. We’re assuming here a July 1 close for purposes of our modeling. And then that ramps up steadily to the full realization in 2012.

Part of this exercise— We did work with Metavante’s lenders. Essentially, Metavante has $1.7 billion of debt outstanding right now. We’re going to pay down about $400 million of that debt and then effectively exchange that at a higher rate. And the case of $800 million of that will remain inside the Metavante facility with a spread of 325. We’re using flexibility we had in the FIS credit facility - the accordion - to take on $500 million of debt at LIBOR plus 425. And then we’re also going to implement a new AR backed revolver for $145 million priced at LIBOR plus 325. Obviously the debt capital markets have changed substantially. We worked very closely with the Metavante lenders and, I think, came out with a fair outcome for both sides. And we’re happy with where we ended up.

On a pro forma basis we’ll have 374 million shares outstanding. And our cash flow priorities are to delever the balance sheet and fulfill our commitments to debt holders.

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We’re going to continue to invest in the business. You’ll see at the bottom of the chart we’re projecting CapEx between 5% to 7%. We believe that reinvestment has enabled both companies to have above-average market growth. We think that’s an important attribute that we’ll be able to even more fully leverage. But we also see future cash flow opportunities in us being able to leverage our CapEx spend, which is not factored into any of these numbers.

We will pay a dividend. FIS shareholders have been receiving a $0.20 per share dividend. The Metavante shareholders have not been receiving a dividend, but as part of the transaction, we will maintain the $0.20 dividend for all shareholders. Excess cash flow will be used to, as I said, delever the company through debt pay down but also through periodic buy backs, which we think will enhance the accretion of the transaction.

We looked at the pro forma capitalization of the companies using December 31, ‘08 numbers. You can see that on a cash basis we’re projecting the combined companies to have cash of about $283 million. Some of the excess cash that the companies are holding in their balance sheet will be used to fund the transaction. You can that debt comes down on a net basis to under $4 billion - $3.9 billion. And shareholders’ equity goes up because of the issuance of the shares to about $6.3 billion. So all in capitalization— $10.3 billion— a very, very strong balance sheet, which is critical in challenging times like this.

The rating agencies we met with are going to look very favorably upon this transaction and, in all likelihood, increase their outlook to positive for FIS, as a result of this, from stable. If you look at the credit statistics, you can see that the total debt to capitalization comes down to 38%. FIS is about 41% right now and Metavante is 82%, so much stronger on the credit side. And then our net debt to EBITDA at FIS is 2.8x, Metavante is 3x. And then factoring in the synergies, we get that down to 2.3x, which we believe will get us to investment grade. We’ve spent time with the rating agencies. We think it’s important, particularly in the more challenging debt markets, to have a higher credit rating. And that’s our immediate focus.

As we look at the outlook, one of the things that we learned about each other when we got together was we did have similar views of the future about each of our respective opportunities for growth. And, so, we’re out today, really, reaffirming guidance that we both have provided independently of 6% to 9% long-term revenue growth. As Mike said, when we take the synergy opportunities into account, we think that pushes up toward the upper limit of that revenue growth potential. On an EBITDA basis, because of the scalability in the business and because of the synergy opportunity, we can grow that faster than revenue at 9% to 12%. And EPS actually grows 15% to 20% based on the delevering of the company and the lowering of interest expense in combination with the potential for buy backs.

Both companies today are strong free cash flow generators. Again, we expect that to be enhanced through the transaction. And, so, we’re saying, as a guideline at this point, we would expect free cash flow to approximate adjusted net earnings per share and debt to EBITDA targeting to get below 2.5x. We think that’s a critical benchmark for the rating agencies. So that will be a focus of ours. And, as I said, we’re going to maintain the dividend at $0.20 per share.

Our intention, obviously, post closing, is to provide guidance for 2009 and additional insight into the synergy calendarization. We’re going to spend the next 90 to 120 days refining our plans and, obviously, upon closing being ready to implement.

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4/1/2009 - 11:00 AM ET

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So that concludes the presentation. We’re going to now open the floor to Q&A. Thank you.

Unidentified Participant:	What is the status of the major NYCE member bank renewals? Are all those done and out of the way at this point or are discussions still ongoing?

Frank Martire:	The original ones that were done on NYCE have all been behind us for quite a while right now in all the renewals. So we’re in a normal renewal process, as we are with any other product.

Unidentified Participant:	And then the four major banks— the contracts go through what year at this point?

Frank Martire:	Well, they all differ. And I don’t have the exact dates on them, but they’re staggered. There’s not a date that they all fall off on.

Mike Hayford:	Yeah. I think you have to look at it as— When we did the transaction for NYCE and acquired that network, the former owner banks were a large part of the revenue stream. Over the last four years we’ve diversified that revenue stream. So we don’t have that concentration at all that we recently had. And we’ve taken the network from northeast— the dominant centric network— and extended all across the country. And, really, the cross-sell ratio into our core has been tremendous. We think that’s a great up-sale revenue synergy opportunity. But we don’t have the concentration that we used to have on the large (inaudible).

Frank Martire:	(Inaudible) the comfort level. There’s no high concentration of one or two clients. And there’s been a number one or two within Metavante cross-sale products in the company.

Unidentified Participant:	And then, Lee, since you’re in charge of the integration and class takeout, both companies have grown very aggressively through acquisition. What are the major concerns/risks on your list in terms of combining these two companies - systems challenges, products challenges? This can’t be an easy task.

Lee Kennedy:	Well, I don’t think it’s a different task than what we’ve faced in the past. And, again, if you look at the track record, we pretty much have exceed every target that we’ve established over the last several years when we’ve done an acquisition. The challenges are pretty much universal. It’s not really isolated to this one particular acquisition. They center around proper (ph) project management, speed in the transaction. You can’t wait several months to make decisions. You’ve got to be prepared to make decisions on what survives and what doesn’t survive right upfront so you get the runway (ph) of months to get the benefit of cost takeout. That’s very, very important. It’s a matter of getting the organization committed and focused on this. And that’s one of the reasons why Bill and George and I will have a major role in making sure of reporting to the board that these numbers come out on schedule and they come our accurately with the right type of protection to our customer base and, also, just to our employees wherever possible. So project management, commitment upfront, identifying where the costs are going to come out and how they’re going to come out— A lot of companies set schedules, and where they fail, David, is they don’t have the experience levels in taking out the costs. And I think the one thing that we have on a combined basis is we clearly have that.

So I’m very confident and very comfortable that we will end up achieving these numbers. You look at the transaction overall and you’ve gone through it— A major portion of the benefit early on, before the revenue synergies kick in, is all driven by expense pickup. And I can assure you that I own a lot of shares and Bill owns a lot of shares and you own a lot of shares. And we’re going to be focused on that right from day one. In fact, we’re focused on it now.

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Unidentified Participant:	Can you just talk about the rationale for the equity investment?

Lee Kennedy:	George, you want to cover that?

George Scanlon:	Sure. As I mentioned, as part of the discussions with Metavante lenders, one of the incentives we wanted to give them was a partial pay down of their debt. So it was a $400-million hole we were looking to fill, partially subsidized by cash flow in the revolver. But along with the transaction costs we felt we needed more. So, as indicated, we’re going to raise $250 million of equity from Fidelity National Financial, as well as TH Lee, who’s an existing investor in us. They committed to provide the funds at closing. We were looking for a firm commitment. We thought it was important that no contingencies coming into today’s announcement— And it strengthens the balance sheet. And the debt capital markets just have a lot of friction in them right now. So we thought that was the best approach to take.

Any additional questions?

Unidentified Participant:	On the risk management products, when you look at the bubbles (ph), neither one of you are the leader in that product. Can you just give us some more ideas of what you’re going to be developing - what kind of products banks are looking for?

Lee Kennedy:	Sure. I think a lot of product capabilities are going to be add-on attachments to some of our existing product capabilities. For example, we have a wide range of capabilities currently in place where we screen, rank, and rate new customers for a bank. We can tell them whether they’re going to be a risky customer or a not-so-risky customer. So they can control loss— is obviously number one. But even more importantly in the future is be better able to understand how they market their products to that customer. We’re going to be very selective in the products that we introduce and the products that we launch. It’s not our intention to compete against the bureaus, against (inaudible), and against established credit grantors or risk management companies. I spent most of my career managing risk management capabilities with another company. And that’s not where we want to go. So we’ll be very selective. There will be cross-sell product opportunities and risk management opportunities. There will be additional risk products that attach to the clearing systems of financial institutions that help them better understand the exposure that they have— big opportunities, big potential but very narrowly focused and very targeted.

Frank Martire:	When you look at those risk management products, we know their clients and what they’re looking for. And we know where they want to expand capabilities. And that’s where we’ll be focused. And, by definition, we’ll gain that leadership share.

Unidentified Participant:	Just a quick question on the (inaudible). Does that take into account any potential slippage for the requisite anti-trust or SEC reviews?

Lee Kennedy:	It does. It factors in a reasonable amount. We don’t think it’s going to be major. We think this transaction should be approved fairly easily, we hope so anyway. But it does factor in what we think that timeframe will require.

George Scanlon:	And I would say that we used the July 1st date for the simplicity of modeling. And I think, realistically, it will be sometime in July.

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Unidentified Participant:	Could you tell us how the process came about— the two of you got together? Was this exclusive between the two of you, or is there some process going on where others were allowed to also participate?

George Scanlon:	I’d say that with regard to the process that both companies went through, the proxy will be out in a couple weeks. And it’s going to detail the evolution of the transaction. I think what is apparent is when the companies did get together, I think there was an immediate recognition of the benefits of a combination, especially the consistent view I think both companies that bigger is better. And this was an industry going through consolidation. And, so, when the opportunity presented itself to both sides, it was pretty compelling and obviously came to a successful conclusion.

Lee Kennedy:	Yeah. Metavante was clearly our number-one target. We identified Metavante as a potential acquisition candidate. A number of months ago they stayed at the very top of the list. If you look at their product capabilities, the markets that they serve, their geographical reach, there’s a complete lineup with what we have in place to really supplement and enhance what we have in place. So we’ve never really varied from that. We think this is the best combination out there and we stuck with it. And ironically, I guess, on Frank’s side, their board determined the same exact thing.

Frank Martire:	Yeah. I think as you look at— You get together, right, and you meet? And then you quickly realize there’s a chemistry there, right? Is the culture and the chemistry there. And once we determined that was there, we were talking to each other more and were saying - You know what? There are clear leveraging opportunities. And there’s a significant amount of cross-sale opportunity. And when you do that, you say - You know what? Maybe we should talk more to see if we can get them the (unintelligible).

Unidentified Participant:	Can you tell us when discussions began?

Lee Kennedy:	Several months ago. And you’ll see it detailed chronologically. So it will be in the proxy obviously and the disclosures— but several months ago. And they’ve been ongoing since that point in time. We wanted to make sure that this was the right combination, that the potential longer-term was there, and it was solid and achievable. And it’s held up throughout the whole process.

Mike Hayford:	Our shareholders took stock, right? So there continued to be shareholders in the combined entity. And that was a very important consideration for them because they saw the value of the combination. I can’t speak on behalf of (inaudible), but would they (inaudible) because they like the space, they like the entity, and they clearly were excited about putting the two together and keeping equity in the deal.

Unidentified Participant:	Will you let us know in the merger agreement whether there are any unusual conditions or material adverse change, especially in this environment?

Lee Kennedy:	We will absolutely have that detailed for you. And we’ll get you the full documentation when we get the documents out to the marketplace, which will be the not-so-distant future. And you’ll see all that. But I’ll say this overall: There are really no unusual restrictions in this agreement, nothing that wouldn’t be considered to be very customary. We think we’ve covered all the bases. We’ve looked at all the risks. And what we came out with was, I think, a really strong, good, solid agreement for our shareholders. And that was the important (inaudible).

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4/1/2009 - 11:00 AM ET

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Unidentified Participant:	Over the last three years there’s been strong revenue growth for the business - 17% CAGR. We’ve seen EBITDA grow a couple hundred million dollars over that time period. And you said today you had exceeded $115 million of cost synergies on the last several deals. I’m just wondering are the organic margins under a significant amount of pressure here? Should we expect that to continue going forward? And what gives you the confidence in the long-term guidance here for 9% to 12% EBITDA growth?

Frank Martire:	I think there’s a couple things. Clearly it’s been stressed right now - the whole economy. So we’re not unique to it that we haven’t seen some of that. So both companies are fairing pretty well during this process. But I think you have to look longer term and say we do have the products, we do have the capability, and we have the cross-sell capabilities. And combined— Most importantly, combined, we’re in a much, much better position. We’re much more confident.

Lee Kennedy:	I’ll add a couple things on the FIS side. If you look at the sequential improvement of margins over the last 12 months, they’ve been pretty dramatic. In fact, I think, if I remember the number correctly, it’s somewhere in the 500 basis points range. So it’s been very, very strong. And we’ve made really good progress of that. Keep in mind that we had an awful lot of investment that we put in place over the last couple years to do a couple things; number one, to develop product capability and an infrastructure to support it at the very high end of the market. And for those of you that follow FIS, last year, in spite of a horrible economy worldwide with banks and how banks were affected, we sold ten financial institutions worldwide that had asset bases over $50 billion each on these new product capabilities.

And as far as the potential going forward, we think the potential is going to be exceptional. So a lot of the effort and a lot of the dollars were invested in new product capabilities, in our international expansion. And if you look at the results of the international businesses and the growth rate that we’ve had, it’s far out stripped and exceeded any other geographic region of the world that we had, the US region is particular— so a good strong growth there and very strong potential going forward. So it’s been kind of an investment thing to make sure that we’re prepared for the future. Some of our competitors have not done that. And they’re relying currently on one product segment and one market segment. And we believe that the investment that we made, which kept margins— held them back for a period of time— is going to produce some really strong rewards in the future, as evidenced by some of the examples that I just communicated.

But we think we’re in very good shape going forward. We think that margin expansion is very achievable. We looked at that very, very carefully.

Frank Martire:	This is not a short-term gain. So as we look at it, there’s long-term investment too. And that investment we’re putting in the product today will pay off one, two, three, or four years down the road. So that commitment to product investment is a commitment to our financial security and our growth in the future.

Unidentified Participant:	If you could take a little bit about the— Given the consolidation going on in the financial industry and the bank donors (ph) and what not, is this acquisition— Does this merger really address that in any way? Talk a little bit about the clients that you have that may overlap. Do you have 1,700 plus and 800—? Are there any that overlap already? And, also, if you could add to that— just any type of pricing power that may have resulted from this deal?

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Lee Kennedy:	I’ll address the first part of it. It isn’t going to change the consolidation, obviously, that we’re up against that’s going to take place. This won’t really affect that directly. What it will do is position us better to sell more products and the right products to what’s likely to be the surviving institutions into the future. Institutions will be larger in nature. They’ll be global in nature. They’ll require new product capability to enable them to lower their cost points, especially on the core processing end. And this combination will go a long way in helping us assemble those capabilities so that we have a better market and better ability to market into the future than we currently have on a separate basis.

As far as the consolidation and the effect on our company so far, it’s been almost minimal. If you look at FIS specifically, less than $20 million in revenue potentially lost through the failures that have taken place to date. There have been almost, I think, 35 or 40 failures. And our exposure is less than one half of 1%. And that’s doesn’t factor in the incremental work that we are getting and starting to get on a more frequent basis from institutions that acquire failed institutions to help them integrate those assets. So we think so far so good. We think we’re diversified and spread out enough that the risk associated with what’s happening to the market is mitigated somewhat. There’s no such thing as no risk, but it’s less. And let’s put it that way. And the upside, we believe, is much, much stronger.

Frank Martire:	And with the diversification— that makes a big difference. And, by the way, we don’t have any one client with more than 2% of our total revenue. So there’s no heavy concentration with one or two clients.

Unidentified Participant:	Can you please talk about the process that each company went through in evaluating the transaction and whether either of the parties were approached by other players in the industry, including some of the emerging competitors?

Lee Kennedy:	You know, we have not been— I’ll say this, we have not been approached by emerging competitors specifically related to this transaction. But the process was very, very thorough on both ends of the business. Prior to that process, each company spent well over a year looking at their strategic position— This was done independently, by the way, with their board’s involvement to a certain degree— to try and figure out what had to be done to really position the company so they remain competitive not only today but, equally as important, they’d remain competitive into the future. So that process really preceded any contact between the two organizations. You’ll see in the proxy that will be sent out in the very near future it will be listed step by step of how this process evolved.

But, simply said, it started with a conversation that I had with Frank, where we said, Hey, we ought to take a look at the two companies, look at the potential product capabilities, talk about the industry, and see whether there’s something that might happen that would create stronger value for our shareholders. That’s how it started. And it evolved from there. But it was a very copious, very thorough approach. We were not up for sale; Frank was not up for sale. And I can tell you with our board, they would not have considered this, unless they thoroughly did not believe that this would create incremental stronger positioning going forward. But you can read it; you’ll see it step by step. And I think once you do see that, I think you’ll feel very comfortable with the diligence.

I’ll add one other thing. The private equity investors we have on both sides of the fence— And they’re strong owners of our company. And they own a lot of shares— looked at this thing very, very thoroughly. So it was not only our boards; it was also the private equity side that dug into this from top to bottom to make sure that their investment was protected also. And I’ll say we came out very clean and very comfortable with the decisions that have been made.

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Mike Hayford:	From Metavante’s perspective, as Lee said, we clearly were not for sale. We did not run a process or look for transaction. We did go through a very thorough strategic planning process that FIS has done as well. And at the end of the day, I think our board looked at the transaction. Again, they’re taking stock in the deal. They believe the combination is very strategic. They’re looking at it in the long-term play to increase value not as a sell and exit transaction. So I think you’ll see the detail in the proxy, as Lee referenced. But, again, we also have a very large private equity player— very in tune with the market. And we think this combination is a great win for our shareholders.

Frank Martire:	Two companies in a position of strength who felt that together they’d be a much, much stronger company. That’s what we did.

Unidentified Participant:	Yes. I just want to reference— On slide 18, you referenced— You don’t really need to flip to it— but emerging competitors entering the processing space. I was curious, within that space what types of products you’re seeing them enter into. And, also, are you seeing any new competitors enter in the payment space?

Lee Kennedy:	I think both Frank and I both have answers. I’ll try to take the first one, and we’ll hear his side too.

There are, we believe, going to be larger competitors in this space in the not-so-distant future. If you kind of look at where spend will take place and where potential new customers and revenue streams are for some of the larger players that are out there that kind of dabble in the space but not in a big way yet. We think this is going to attract some of the players that currently just provide outsourcing services, whether it’s Oracle who’s in it as we speak with i-flex— IBM is looking at this space as we speak. We know that they’re going to be in it in one way or another eventually. We think that’s going to evolve toward that. There will be bigger players. They’ll be more capable players.

And this will go a long way in making sure when that happens that we’re positioned in a way that we can effectively compete. We’ll have strong product penetration. We’ll have strong market share. We’ll have strong infrastructures and operating systems that are up and running. And I think that’s going to position us very well.

What we’ve seen to date— We’ve seen them pretty much partner with third-party organizations to provide products to customers that they might service currently. For instance, IBM would go out and strike a relationship with a software provider that had core processing capability. They would market that in partnership with that provider. They wouldn’t select just one; they’d select many. And, as long as there wasn’t one company in that mix that decided to go out and start their own franchises, that cooperative effort has worked. You know, their ultimate goal is sell hardware. And the byproduct is usually software. I believe as the time goes on you’ll see that type of organization much more involved in this on a direct basis because there’s going to be so much potential as banks retool their systems to become more competitive.

And to do that it’s going to require better systems and higher-level operating systems and more sophisticated capabilities. And I think we’re going to be very well positioned to provide those. But we’re keeping our eyes open. We know they’re going to be involved one day. I think it’s a matter of time. But, currently, they’re not involved in a big way. In the future, they will be.

Frank Martire:	So, to what Lee said, just to add on more of the same, if you look at the IBMs, your Oracles and maybe others, they have the resources and they have the capital to quickly

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become very competitive. But I think the bigger point we’re making is it’s not the competition we just have today that we should be concerned with; it’s the competition we could have tomorrow. And that’s what we have to be ready for. And that’s why we want to be in that position where we could compete against anybody - small or very large.

Lee Kennedy:	You know, the two companies will actually provide services to the top 100 banks in this country and in a pretty major way. So those relationships that we’ve cultivated over a long period of time are going to enable us, we believe, to keep a pretty strong competitive position in place. And I think they will generate a lot of value and a lot of interest down the road. So we’ll see how the industry shakes out.

The one thing that’s a given? It’s consolidating, and there’s nothing you can do to stop it. You can look at the payment business or whatever. It has a history of consolidation. This industry will be in the same boat. Whenever you see a large number of players and a number of them struggling to show revenue growth year after year after year, it says there’s an oversupply, and something’s going to happen.

I think this preempts what potentially happens and strengthens our position. That’s one of the major reasons for it. We want to get ahead of the competition. We don’t want to react to the competition. And this clearly doesn’t (ph).

I think we have a number of analysts that are holding on the phone that have been trying to get some questions in. I don’t know how we do that. Maybe just switch to that, and we’ll be glad to take questions. Is somebody on?

Unidentified Participant:	Most of my questions have been answered. But, congratulations.

Frank Martire:	Thank you.

Unidentified Participant:	I’m (inaudible), but anything about divestitures that you guys have looked at that make some sense? And then (inaudible)?

Lee Kennedy:	Well, on the divestiture side, we said repeatedly over the last couple of years that we’d love to find a buyer for our check business. And that’s still an ongoing effort. We successfully sold two pieces of that business. And that’s a business that clearly is a retail-oriented business that does not fit with what we do longer term. So we’re looking at alternatives there. And that’s pretty much the only one, Frank, on the FIS side. I don’t know where you are. I didn’t notice any key ones. You’re in pretty good shape.

Frank Martire:	Absolutely.

Unidentified Participant:	And then on the break-up fee, Brian, it’s $175 million.

Unidentified Participant:	Okay. Great. Congratulations.

Operator:	We’ll now hear from Dave Koning with Robert Baird.

Dave Koning:	I just had a couple quick ones too. Is there anything different or changed on the Temenos front? That’s, I guess, the first question.

And then, secondly, at that rate, that’s about 6%. Does that change if you become investment-grade?

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Mike Hayford:	Well, on the Temenos relationship, David, the strategies that both Fidelity and Metavante regarding kind of next-gen, or I think (unintelligible) called it now-gen, is very similar. So it’s, you know, continuing to invest in the future, (unintelligible) core products, and then go back in and do some upgrading. So we have two products to choose from. We’ll pick one. We don’t know the answer yet on which one we’re going to be picking, and we’ll have to figure that out over the next few months.

George Scanlon:	And I would say, Dave, with regard to the investment-grade rating, there’s no immediate effect to our financing, but what it does give us is access to a greater pool of capital. And, again, given the credit markets, we think that’s important.

Dave Koning:	All right. Great. Thank you.

Operator:	We’ll now hear from Wayne Johnson with Raymond James.

Wayne Johnson:	Yes. Good afternoon. Two quick questions. When you look at the core bank processing and services, is there an implication here that one platform’s going to be favored over another? If so, which one, and what would be the timeline for that?

Frank Martire:	I think I covered that earlier. The core platforms— we believe those relationships are so strategic for the ability to cross sell and surround products, not only up on products like branch systems or e-banking but also all the payment products. So we do not want to jeopardize any of those relationships. So we’re not going to pick a priority core product across the board. We’ll position as both FIS has and Metavante have specific core products for specific parts of the market.

And, again, when it comes to the future, I think we both had a very similar strategy as we have to go back and reinvest in our core. We’ll do that in a way that minimizes impact to our clients, and we’ll migrate forward. But we are not going to put any of our core business at risk through this transaction.

Wayne Johnson:	Okay. So the answer is you’re going to run both platforms concurrently.

Lee Kennedy:	We will continue to run the existing platforms. But I think there are some efficiencies we can pick up through the consolidation of the infrastructure that’s in place that support the various platforms. There’s a lot of integration that can happen that will reduce our cost base and make us more efficient on the development end as we start to develop new capabilities and enhancements for some of these systems. We’re going to develop them in a way that they’re more universal in nature, so we can migrate them from one platform to another. But don’t expect us to go out and just discontinue platforms and just really jeopardize the existing base. We probably won’t go in that direction, Wayne, but we’ll still have lift as a result of the combination.

Wayne Johnson:	Okay. And, then, I thought the earlier comments also implied that Metavante is going to be the dominant bill pay service provider. Is that true? And does that mean that the FIS bill pay customers are going to be converted to Metavante for that particular service?

Lee Kennedy:	It doesn’t mean we’re necessarily going to convert existing customers. But when we lined up our bill payment capabilities on the FIS side versus the Metavante side, clearly there’s more scale on the Metavante side. It’s a broader, more open platform. There are some capabilities that we have with the FIS platform, when integrated into that platform, enhance the overall value, and that’s the direction that we’re going to go. So I wouldn’t say we’re going to sunset, necessarily, one product in total. We’ll sunset pieces of that product and pick up efficiency there.

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That’s the biggest single, I think, opportunity, Wayne, that we have as a new company or a combined company. There’s a huge opportunity on the bill payment side. We have less than $125 million in annual revenue. That market in the US is close to a $1-billion market. We’ve not successfully moved up market on the FIS side, and now, with this combined entity, we’ll have feature functionality that will be as good as anybody in the marketplace. And we intend to aggressively go after that market.

Wayne Johnson:	And one last follow-up. Thank you for that. I appreciate that. That’s very helpful. Did I miss the answer on the number of shared customers that both of FIS and Metavante serve?

Mike Hayford:	I think we don’t have the exact count right now. We went and looked at it. As Lee said, in the top 100, we’re serving 94 of the top 100 today. I think FIS is serving 99 or 100. So we’re going to share the top 100. I think we get into the 14,000 clients that FIS has and the 8,000 clients that Metavante has, we know there’s going to be a great deal of overlap in some cases. We also know, when it comes to the core relationship, one of us has and the other one does not. So we’re not going to have a revenue at risk in that relationship. So we’ll find where we have synergistic relationships and where we have opportunities just for pure uplift.

Frank Martire:	So what we’re saying— I think the very key point there is, wherever we have a relationship existing, it’s nice if we’re both in there, because there can only be one core relationship. They either have the Fidelity (unintelligible) or the Metavante. But, at the end of the day, if we’re running as well the products from each, then they look to us because we already gained the loyalty with them to say - Okay, let’s look at some other opportunities. And by the way, I have a comfort level with both companies. It’s a major plus for us when we’re both in the same client.

Wayne Johnson:	That sounds terrific. Congratulations on the announcement. It sounds like a good business combination.

Frank Martire:	Thank you very much. Nice of you to say it.

Operator:	Next we’ll hear from Kartik Mehta from FTN Equity Capital Markets.

Kartik Mehta:	Hi. I’m trying to understand the near-term revenue opportunity. You all talked about the bill payment. That makes a lot of sense. What other products in the near term do you anticipate would be the revenue opportunity for the combined company?

Frank Martire:	Well, we talked about a couple already - the loyalty products— the loyalty is a major opportunity for us. We talked about the bill payment, obviously. And then our network capability, both our image capabilities— image exchange that we do and then on our nice network that we could put across the entire company. Those are major opportunities. And the nice thing about it for both companies is we’ve both seen tremendous cross sale of those products into our existing base. So we know if, if we could do it with our own base, we could do it with the other’s. So those are significant opportunities. And there’s— I’m sure there’s a lot more that we could talk about. But those are the three that we focused on today.

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Lee Kennedy:	I think we have core processing opportunities. We have a strong position with community institutions. We have a very weak position in the mid-tier market to upper-tier market. And, clearly, Metavante’s customer relationships will aid us in getting in front of those customers and trying to leverage that product capability. Debit card’s a strong one also. Risk management services also fits in very nicely, especially with some of the newer products that we’re coming out with. So there’s a wide range. It goes across the spectrum. Good potential.

Kartik Mehta:	And you talk about using your free cash flow to pay down debt. I wondering— Are there anything in the new debt covenants that would prevent you from buying back stock? Or do you have to get to a certain point before you can use your free cash flow to buy back stock?

George Scanlon:	The answer is no. There are no restrictions. Obviously, we want to maintain compliance with our covenants, which we’re comfortably at today and, as indicated, post-transaction we’ll actually be improved. So we’ve got a lot of flexibility. These companies combined will generate a lot of cash flow. We’re comfortable with our required amortization. We’ll have the opportunity through that cash flow to accelerate the pay-down of debt and also have the flexibility to buy stock back.

Kartik Mehta:	Thank you very much.

Operator:	We’ll now hear from Glenn Greene with Oppenheimer.

Glenn Greene:	Thank you. Congratulations to everyone, as well. I guess the first question— I just wanted to drill down on the cost synergies— the $260 million on slide 27, sort of just to get a better sense to what degree you’ve sort of delineated the components of that. I guess I was a little bit surprised that you could get $70 million on the core processing side, certainly if you’re not really sunsetting platforms and what not. Maybe I’m missing that a little bit.

And how much would really be actually realized on a full-year basis in 2010? I realize that $210 million is sort of the exiting run rate, if I understood it right. Any way to frame that a little bit better? And then I’ve got a follow-up.

Mike Hayford:	Well, the $210 million— We have to get to $210 million by the end of 2010, but we need a full $210 million in 2010 to get the cash EPS accretion.

You know, regarding your question on core, core for us is a very broad category. Maybe we kind of double used it. So, core is a set of products— Loans, deposit, and customer are kind of the core products. But in that financial solutions area, there’s also all the other products that surround those cores, so internet banking, the branch products, the call center products, some of the risk products, et cetera. And it’s in those surrounding products, as I think both Lee and Frank both talked about, that you’re providing the synergies, and you’re going to be integrating them into each other’s cores. So that’s where we’re going to get a lot of the synergies. We’re also going to get some synergies— Again, we’re not going to continue to invest into next-gen platforms. So we’ll get some savings there.

But we’ve got numbers on the page. Gary and his team have spent a tremendous amount of time, actually, going down to level of detail and revisiting it, along with the managers who are going to execute it. So we’re very comfortable with that number.

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George Scanlon:	And, Greg, the guidance for 2010 has not been established by either company at this point, so we’re not prepared today to talk about the incremental synergy benefit to 2010. What we did say is that, over the next 18 months, assuming a July 1 close, we would achieve and recognize $210 million of the synergies and be at a higher run rate coming out of 2010 into 2011 and beyond.

Glenn Greene:	Okay. And then, in just a different direction, just logistically from a management perspective— You’re sort of suggesting the headquarters are going to remain in Jacksonville and Frank’s going to be the CEO and Mike’s going to be the CFO. I’m just wondering how this is going to sort of logistically work. I’m assuming they’re not moving from Milwaukee.

Lee Kennedy:	They are moving.

Frank Martire:	The weather’s a lot nicer in Jacksonville. We will be moving.

Glenn Greene:	Oh, you are?

Frank Martire:	Oh, yeah. Sure. You need to be where the business corporate headquarters is. Yeah. Of course. We’ll have a strong presence of management in Milwaukee, as we have a strong presence in Little Rock and other locations. But the corporate headquarters is Jacksonville, and that’s where we’ll be.

Glenn Greene:	Okay. Good enough. Thank you.

Unidentified Participant:	On one hand I can see the environment improving because there’s consolidation in the space, and you’re going from four key players to three key players. On the other hand, you mentioned that you look to aggressively compete in bill pay or against bill pay, against CheckFree. And I certainly don’t see Fiserv allowing that to take place without responding in some way, shape, or form. So which is it? Broadly speaking, how will this impact pricing in the industry?

Lee Kennedy:	Keep in mind that we’ve been competing against Fiserv on the bill payment side for well over three years. And, if you look at both organizations— I’ll start with FIS. We converted almost 1,000 institutions onto our bill payment platform. So whatever’s been going on with pricing as an industry trend, we don’t think this transaction materially affects it one way or another. It’s going to continue on. It’s going to happen. It’s been in all the results now for a long period of time, and it’s not going to change. So one way or the other, it’s not going to dramatically swing the way we view it. It’s going to be pretty much what it is.

Mike Hayford:	Just to add to that, we’ve been in business since 1998 competing against CheckFree and some of the predecessors. So it’s not— This does not in any way, shape, or form make pricing more challenging, because, as Lee said, we’ve all been out there competing. You win on that deal because of product capability and because of relationships. We believe we have the product capability. Fidelity is going to bring some relationships we don’t have today that we think will be a tremendous help.

Lee Kennedy:	We like being in a large market with a very small share. We think that works to our advantage.

Frank Martire:	Any other questions? Well, we certainly thank you for your time. And, again, on very short notice, we appreciate you being here. Thank you.

Lee Kennedy:	Thanks, everyone.